1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 18, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND PRICE SENSITIVE INFORMATION

ANNOUNCEMENT ON ESTIMATED LOSS FOR THE YEAR 2009

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	ESTIMATED LOSS ON CONSOLIDATED RESULTS OF THE COMPANY FOR THE YEAR 2009

1.	Period for estimated results: From 1 January 2009 to 31 December 2009.

2.

Estimated results: Based on the preliminary calculations of the finance department of the Company, the consolidated net profit of the Company (attributable to the equity holders of the Company) for the year 2009 is estimated to post a loss.

3.	The estimated results are not reviewed nor audited by Certified Public Accountants.

II.	CONSOLIDATED RESULTS OF THE COMPANY FOR THE YEAR 2008 (COMPARATIVE FIGURES)

1.	Net profit (attributable to the equity holders of the Company) was RMB9,228,000 (based on the Generally Accepted Accounting Principles ("GAAP") of the PRC).

2.	Earnings per share: RMB0.00068.

III.	MAJOR REASONS FOR ESTIMATED LOSS

Due to the international financial crisis, the domestic and international demand for aluminum from related industries decreased significantly in 2009. Meanwhile, overcapacity remained in the industry. Accordingly, the aluminum price lingered at low levels in the first half of 2009 while the utilization rate of the Companys production capacity was low. As a result, a significant loss was recorded by the Company in the first half of 2009.

In response to the grim market conditions, the Company adopted proactive measures to maximize profit while keeping losses under control. As the economy gradually recovered in the second half of 2009, the momentum of loss was curbed effectively. However, it is not adequate to recover the loss incurred in the first half of 2009. Therefore, a loss is estimated for the year 2009 as a whole.

IV.	OTHER RELEVANT EXPLANATION

The estimated results are based on preliminary calculations of the finance department of the Company. Finalised details of the financial information of the Company will be disclosed in the annual report of the Company for 2009. Investors are advised to be aware of the investment risks involved.

The Board of Directors Aluminum Corporation of China Limited* 18 January 2010

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC 18 January 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.